Exhibit 99.1

NewcelX Strengthens Scientific Advisory Board with Appointment of Jeremy Shefner, MD, PhD, Chief Medical Officer at the Barrow Neurological Institute

Zurich, Switzerland and Ness Ziona, Israel – November 17, 2025 – NewcelX Ltd. (Nasdaq: NCEL) (“NewcelX” or “the Company”), a clinical-stage biotechnology company developing cell-based and small-molecule therapies for neurodegenerative and metabolic diseases, today announced the appointment of Prof. Jeremy Shefner, MD, PhD, to the Company’s Scientific Advisory Board (“SAB”).

Prof. Shefner is a highly respected neurologist specializing in amyotrophic lateral sclerosis (ALS) and neuromuscular disorders. He serves as Professor of Neurology and Chief Medical Officer for Clinical Research at Barrow Neurological Institute in Phoenix, Arizona — an internationally recognized leader in the treatment and research of neurological diseases that is home to one of the largest multidisciplinary brain and spine programs in the United States and the world’s largest Phase 0 clinical trials program advancing innovative neurotherapeutics Link. He co-founded the Northeast ALS Clinical Trials Consortium (NEALS) and has published more than 200 peer-reviewed papers on ALS biomarkers, clinical trial design and outcome measures Link.

In his role on the SAB of NewcelX, Prof. Shefner will provide strategic guidance on the Company’s programs in ALS, including the clinical development of AstroRx®, and will support the integration of neuromuscular and neurodegenerative disease expertise into the Company’s broader platform of cell therapy and neuroscience innovation.

“We are very pleased to welcome Prof. Shefner to our Scientific Advisory Board,” said Ronen Twito, Executive Chairman & CEO of NewcelX. “His leadership in ALS research and trial methodology strengthens our ability to bring advanced therapies to patients living with this devastating disease. His appointment underscores our commitment to scientific excellence and rigorous clinical execution.”

Prof. Shefner commented: “It is a privilege to join NewcelX’s SAB at this pivotal moment. I believe the Company’s integrated approach—combining cell therapy and neuroscience—has significant potential to address ALS and other neurodegenerative diseases.”

About NewcelX Ltd.

NewcelX Ltd. (Nasdaq: NCEL) is a biotechnology company developing cell-based and small-molecule therapies for neurodegenerative and metabolic diseases. The company’s integrated platform merges advanced stem-cell technologies with neuroscience expertise to deliver scalable, life-changing treatments targeting conditions such as ALS and Type 1 Diabetes. Headquartered in Zurich, Switzerland, with research and development operations in Israel.

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. For example, NewcelX is using forward-looking statements when it discusses the anticipated contributions of Prof. Jeremy Shefner, MD, PhD and the potential of NewcelX to address ALS and other neurodegenerative diseases. These forward-looking statements and their implications are based on the current expectations of the management of NewcelX and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; potential delays or obstacles in launching or completing clinical trials; products that may not be approved by regulatory agencies; technologies that may not be validated or accepted by the scientific community; the inability to retain or attract key employees; unforeseen scientific difficulties with products in development; higher-than-expected product costs; results in the laboratory that do not translate to clinical success; insufficient patent protection; possible adverse safety outcomes; legislative changes; delays in developing or introducing new technologies, products, or applications; and competitive pressures that could reduce market share or pricing. Except as otherwise required by law, NewcelX does not undertake any obligation to publicly release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”) and available at www.sec.gov, as well as in subsequent filings made by NewcelX, including under the heading “Risk Factors” in its proxy statement/prospectus filed with the SEC on November 6, 2025.

Investor & Media Contacts

Sarah Bazak, Investors relations

InvestorRelations@newcelx.com

www.newcelx.com

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